The Good Mineral - seed funding round

[redacted]

Fri, Oct 4, 11:35 AM

Hi Megan,
It has been a while and from instagram I see that life has been treating you well.
Congratulations on your 10-year anniversary; cheers to another 10 x 10!

I am taking The Good Mineral to the next level and finding that the digital ads marketing channel is giving us exponential growth; 5X in the last 6 months! Because of this clear growth channel I have decided to raise a seed round of funding through WeFunder and was hoping I could interest you in joining me on this 4-year journey to $50mill in revenue!

Please take a look at our investment opportunity here https://wefunder.com/the.good.mineral
You can invest from as little as $100 but the best early investor perks start at $5000. Of course any contribution from you would be a huge inspiration to me!

I hope you will consider it - You were one of the first people to help me get this brand noticed through the intro t[redacted]hank you again!

I am available for any questions or to take a call anytime.
Best,

--
THE GOOD MINERAL

[redacted]

Fri, Oct 4, 9:40 AM

Hello Evelien,
Thank you for agreeing to this connection from Tessa.
I am Ego the co-founder of The Good Mineral; which is my new USA based start-up born from the original/established cosmetics company I have in South Africa.

In a nutshell, **The Good Mineral is an award-winning clean makeup brand for sensitive, even acne-prone skin.** We have 67 SKUs and innovating to grow further into pure and simple lip colour and skincare solutions too.

Our formulas are proprietary, founder-formulated.
We currently only retail online dtc and through Amazon.com.
With revenue under $500k but growing fast through digital paid ads.

We raised pre-seed investment from Enygma Venture Capital that got us started in May 2022 and now seeking $500k in seed capital through the crowdfunding platform WEFUNDER. These funds are mainly for digital marketing to drive revenue to $2.5m, and get us into retailers!

Please see our funding opportunity here https://wefunder.com/the.good.mineral

I understand that your company [redacted] (my second home🙂, I launched the first ever nail bars in 1999 in Selfridges) and Space NK. These are our wish list (as well as Ulta Beauty and Sephora) and I would love the opportunity to discuss this further with you.

Please let me know if you can take a call from me.

----- Forwarded Message from LinkedIn -----

Forwarded from [redacted]

Hello [redacted] how are you? It has been nearly 2 years since we met at SGF and I was very much hoping to be at this years SGF for a catch up but can't make it!

I am proud to say that I eventually joined the EY WW program in 2023 through my South African cosmetics company!

I also continue to grow the American brand that [redacted] invested in and I showed you - The Good Mineral - and currently raising a seed round through WeFunder. Would you please take a quick look at the details as I would be honoured if you joined me on this journey to grow our unique makeup brand. We are currently still under $500k revenue but I see a growth channel through digital performance marketing which is what I want to invest in!

Investments can be as little as $100 but the best early investor perks are unlocked at $5k. https://wefunder.com/the.good.mineral

Let me know what you think, if you have any questions and if you are at all interested.

Thank you for your time [redacted]

[redacted]

4:08

< 28 [redacted]

5:23 PM

Dear fellow women founders! I need to raise marketing seed-capital for my USA-based direct to consumer startup, The Good Mineral - the cleanest makeup for sensitive skin. We've made some decent headway with 7000 customers, 5-star reviews, 93% GPM and a likely in to mega US retailer Ulta Beauty in 2025.

Meanwhile digital performance marketing is costing a fortune (Google/ Meta ads) but showing VERY promising results with 5X revenue growth in last 6 months! I want to plough every penny back into this growth channel to reach tipping point!

So if any of you want to jump in on this journey to $50mill revenue in 3 years and enjoy early investor perks including the cleanest, purest makeup for your skin **fund us here!**

https://wefunder.com/thegoodmineral/

I need to raise $50k fast and first before WeFunder share the opportunity with [redacted] kick start this fundraiser for me as ea... investors! Please join me ! 🫶🫶🫶🫶

4:08

[redacted]

Fri, 04 Oct

Dearest Winning Women! **Massive thank you** to all who have contributed to The Good Mineral seed fundraise so far! Can I name you?? In the first 3 days we reached $20,400 in unfunded and funded reservations which is ***ah-mazing*** !

If you would like to join me on this journey and contribute or complete on your unfunded reservation the early investor perks are still live and available https://wefunder.com/the.good.mineral so please jump in!

If you are interested but have a million questions - talk to me! I am here and ready to blow you away with this American investment opportunity (quietly😅)🤩

Happy Friday All,
With so much gratitude 🫶🫶🫶🫶
Ego

10:11 AM ✓

❤️💪🥳 15

[redacted]

Very excited to be a part of your venture. 🥳🥳🥳🥰👏 10:23 AM

4:07

[redacted]

ucea.pt/investment-scope/

A thank you Barbara! Edited 5:25 PM

You
Dear fellow women founders! I need to raise marketing seed-capital for my USA-based direct to consumer startup, The Good Mineral - the cl...

Hello! **Quick update on The Good Mineral seed funding raise.** I want to sincerely thank all investors in this group so far! I know each one of you and I could not be more grateful for the vote of confidence! We have hit the $30,500 mark from just 19 of you in 3 weeks!! The support from fellow female entreprenurs is motivating and inspiring; THANK YOU!!

In 10 days the early investor perks end... so if you are considering jumping in I urge you to go for it this week. We need to get to $50k for WeFunder to share this raise with its community of investors.

Join me and **Fund us here!** from as little as $100!
https://wefunder.com/thegoodmineral/

🫶🫶🫶

6:36 P

❤️

[redacted] 57 7733

4:11

< 28 [redacted]

Hello Everyone! I am lucky enough to know a few of you! Initially through [redacted]

I am looking to raise marketing seed-capital for my USA-based dtc startup, The Good Mineral - the cleanest makeup for sensitive skin. We've made some decent headway with 7000 customers, 5-star reviews, 93% GPM and a likely in to Ulta Beauty in 2025.

Meanwhile digital performance marketing is costing a fortune (Google/Meta ads) but showing VERY promising results with 5X revenue growth in last 6 months! I want to plough every penny back into this growth channel to reach tipping point!

So if any of you want to jump in on this journey to $50mill revenue in 3 years and enjoy early investor perks including the cleanest, purest makeup for your skin fund us here!

https://wefunder.com/thegoodmineral/

I need to raise $50k fast and first before WeFunder share the opportunity with their investor community or release th funds. I would LOVE to have EY WW kick start this fundraiser for me as early investors! Please join me ! 🫶🫶🫶🫶

4:10

< 28 [redacted]

[redacted] I would recommend Alan Smith of Strategyzer. He's a legend. Happy to connect you if you'd like. 4:20 PM

You

Hello Everyone! I am lucky enough to know a few of you! Initially through Sarah Dusek and then at SGF.

Hello! **Quick update on The Good Mineral seed funding raise.** I want to sincerely thank all investors in this group so far! I know each one of you and I could not be more grateful for the vote of confidence! We have hit the $30,500 mark from just 19 of you in 3 weeks!! The support from fellow female entreprenurs is motivating and inspiring; THANK YOU!!

In 10 days the early investor perks end... so if you are considering jumping in I urge you to go for it this week. We need to get to $50k for WeFunder to share this raise with its community of investors.

Join me and **Fund us here!** from as little as $100!
https://wefunder.com/thegoodmineral/
6:36 PM

~ Emma Kuhl Pitts +1 (404) 432-6014

[redacted]

Tue, 08 Oct

Hey Zelda,
So I have raised $20,450 so far for TGM on Wefunder.
Have a look at some of the comments so far
https://wefunder.com/thegoodmineral/
[redacted]s right! 😃

I really think you should jump in as a lead investor at $30,000 (just over half a million rand). Get us to the minimum investment of $50k so that the platform start promoting us to their community.

I've had a think and I am definitely open to your ideas. So let's talk about MSL after my meeting with Woolies on the 17th.

Always appreciate your interest and our catchups xx
12:23 PM

...hang on... when is your birthday? You're a Libra no?!
12:24 PM

:20

[redacted]

or something
be easier to talk but in and out of
ings. so can you perhaps let me
or send me anything you think can
with the above
ersonal email is
denny@gmail.com
9:44 AM

Hi Zelda, I got you! We are at $36,000 now 🎉 and need the $14k to get to the wider community at which point we must complete on loading all the legal stuff (which is basically done). I will meet with my fund manager today to fully understand and send through everything to you tomorrow 🙌💪
Ego x

Ps... I hope your new role is as exciting and fulfilling as you hoped 🫶... We girls are the best and have come a long way 🙏 (I'm watching a new British series (Disney+) called RIVALS set in the media world in 1986 England ; gosh what women were subject to in recent past is insane to watch today! Go Gen X women💪)
10:05 AM

4:21

[redacted]

past is insane to watch today! Go Gen X women💪)
10:05 AM

Great well done on the raise so far!! 💪💪💪💪
Yes please let me know tomorrow. I have been slow to get this done 🤦‍♀️ so let's do it
I am happy to do $25 or $30k so that will take us to the right levels
X
10:31 AM

On it! x
10:56 AM

👍



Hi Zelda, please take a look when you have a minute. Currently completing on the legal setup and wefunder need a lead investor and I would like to offer it to you. You will then be the only signature required for future financing. Are you up for that? (I have 4 others who have invested over $5k to ask so no pressure)
3:38 PM

4:13

[redacted]

Charlaine (Waste Prevention) is a contact.

Hi Ego, it is Charlaine. When will you have time to talk? 10:28 AM

I have a million questions 10:28 AM

hahaha 10:28 AM

Love it! 10:28 AM

I can talk right now... any good? 10:28 AM

Voice call
Answered on other device 10:28 AM

A SAFE (Simple Agreement for Future Equity) is a type of investment contract where an investor gives money to a startup, and in exchange, the investor gets the right to receive equity (ownership) in the company in the future. This happens when the company raises more money in a future round or gets acquired.

The key point is that with a SAFE, the investor doesn't get equity immediately but will convert their investment into equity later, usually at a favorable price.

It's a straightforward and flexible way

4:14

[redacted]

Voice call
Answered on other device 10:28 AM

A SAFE (Simple Agreement for Future Equity) is a type of investment contract where an investor gives money to a startup, and in exchange, the investor gets the right to receive equity (ownership) in the company in the future. This happens when the company raises more money in a future round or gets acquired.

The key point is that with a SAFE, the investor doesn't get equity immediately but will convert their investment into equity later, usually at a favorable price.

It's a straightforward and flexible way for startups to raise money early on.

—

We are raising a seed round using a SAFE (Simple Agreement for Future Equity) with a $500k target. The SAFE terms include a $4M valuation cap and a 10% discount. These terms mean that when a priced round happens, the SAFE investors will either convert their investment into equity based on the $4M valuation cap or a 10% discount to the next round's valuation, whichever is more favorable to them. 10:59 AM

4:12

[redacted]

Neetu is a contact.

[redacted]

> Hello Everyone! I am lucky enough to know a few of you! Initially through Sarah Dusek and then at SGF.

I am interested in investing your company- I am ey group members class of 2016 winning women 10:02 PM

Hello! 10:02 PM

Hi this is [redacted] 2PM

My name is Ego 10:02 PM

Hi Neetu 10:03 PM

Hi 10:03 PM

Have you looked at the Wefunder link? 10:03 PM

Going to 10:03 PM

What is $ amount u r looking for 10:04 PM

Total $500k 10:04 PM

But need at least $50k to get the fun released and shared with wider community 10:05 PM

4:12

[redacted]

Total $500k 10:04 PM

But need at least $50k to get the fund released and shared with wider community 10:05 PM

What is the rev of the company and ebita 10:05 PM

Lifetime $290k (starting May 2022) 10:05 PM

This year $133k ; up 5X due to google ads 10:06 PM

If we invest 10000 how much equity I get 10:06 PM

Looking for money to put into digital ads and grow to tipping point 10:06 PM

K 10:08 PM

> Neetu Seth EY WW USA
> If we invest 10000 how much equity I get

...calculating 10:08 PM

K 10:10 PM

Let me know I am interested 10:10 PM

In putting 10k 10:10 PM

4:13

[redacted]

In putting 10k 10:10 PM

Do you know what a SAFE note is as an investment term? 10:16 PM

Through this round I am looking for $500k on a SAFE with $4M cap at 10% discount 10:17 PM

This means that it is based on a future valuation of at least $4m.

If the company meets and exceeds this valuation in the next round of funding your $10k investment will convert to 0.25% equity of that valuation.

Thus, for a $10,000 investment:

At a $10M valuation, the investor's stake is worth $25,000.
At a $20M valuation, the investor's stake is worth $50,000.
At a $30M valuation, the investor's stake is worth $75,000.
etc 10:22 PM

Of course at $10k you will also enjoy a lot of clean, glowing free makeup 😊 10:23 PM

👍 10:24 PM

4:13

[redacted]

lot of clean, glowing free makeup 😊 10:23 PM

👍 10:24 PM 🙏

Please take a look at the deck.
Let me know how I can help you join me! 10:25 PM

Thank you for your interest 10:25 PM

Will do 10:25 PM

Mon, 30 Sep

Hi I will invest in your company looks promising and interesting products 2:09 PM

That's awesome.
And I won't stop driving until we get into Ulta and hit $50mill in revenue 2:11 PM

Tue, 01 Oct

Hello Neetu, once again thank you for

[redacted]

4:13

< 28 [redacted]

Tue, 01 Oct

Hello Neetu, once again thank you for your interest in The Good Mineral. I was in the EY WW South Africa session all day yesterday and a bit distracted. Are you based in the US? What is your business?

Can I interest you in being a lead investor for this round at $30,000?

We have raised $20,450 so far since Friday 🎉 If your investment gets us to the $50k mark we will be opened to the full WeFunder community which would mean faster to the $500k goal. This will also mean I get the digital performance marketing budget I'm looking for in time for the holiday season spend.

Plus you'll have free super-clean makeup for life 🤗 Let me know what you think and if you have any questions.

Best
Ego
11:31 AM

Hi Ego

I am based in USA have technology company - for last year 15 years

Are you coming to S&G ey event in palm springs on Nov
4:39 PM

4:13

< 28 [redacted]

Hi Ego
Tue, 01 Oct
I am based in USA have technology company - for last year 15 years

Are you coming to S&G ey event in palm springs on Nov
4:39 PM

SGF is such a fantastic event but sadly I can't make it this year! I will be in NYC at the end of November though meeting some press and a couple of potential small retailers.
4:47 PM

Fri, 04 Oct

I will invest today or tomorrow looking forward to see the product growing in different markets
4:57 PM
🎉

Exciting! Thank you
4:59 PM

Tue, 08 Oct

Hi I just invested $10k in your firm totally believe in this product and your entrepreneurship
6:28 PM

Neetu! Yes I see it 👏👏👏👏
I'm beyond grateful for your significa[nt] investment in The Good Mineral! It's a huge vote of confidence, especially

---

4:13

< 28 [redacted]

Thank yo[u] Tue, 08 Oct
Maybe still updating my end.
6:49 PM

Wed, 09 Oct

Hi just want to confirm you received funds
6:07 PM

Hi Neetu yes I see the funds in WeFunder. I can not access them until we reach 50k. So for now it's a reservation 🙏
6:09 PM

Ok 👍
6:15 PM
👍

Thu, 10 Oct

Hi just saw the $$ returned back to my account is there any reason
2:08 PM

Yes, it is returned to you because it is a reservation for now... we cannot access the funds until we reach $50k. Then you will be asked to make the transfer🙏
2:09 PM

Hold tight Neetu! I am working on the remaining 19500! Fingers crossed to happen with in the next 10 days. Then Wefunder will promote the raise to their full investor community to take us to the next level.
2:11 PM

4:13

< 28 [redacted]

Thu, 10 Oct

Hi just saw the $$ returned back to my account is there any reason
2:08 PM

Yes, it is returned to you because it is a reservation for now... we cannot access the funds until we reach $50k. Then you will be asked to make the transfer🙏
2:09 PM

Hold tight Neetu! I am working on the remaining 19500! Fingers crossed to happen with in the next 10 days. Then Wefunder will promote the raise to their full investor community to take us to the next level.
2:11 PM

Thanks again for making such a difference
2:12 PM

Monday

Hi Ego was my investment made
6:49 PM

Hi Neetu, you are listed as an investor that has a $10k reservation. You are part of the $30,500 that I refer to 🙏
6:57 PM

👍
6:57 PM

4:12

< 28 [redacted]...

Anne is a contact.

Hello Anne, thank you for your interest in my fund raise! 7:22 AM

Hi Ego, yes excited for my partners to learn more! Your product came up at beautiful timing. I was researching the exact thing you're offering. 7:24 AM

How amazing! I am reading all about MinervaVerse now on LinkedIn 7:25 AM

How can I help you make this decision? Can we have a video call? 7:26 AM

Yes, Alex will set up a call and understands my interest and knows timeliness is important! 7:33 AM

Perfect! My email is ego@thegoodmineral.com 7:35 AM

I look forward to meeting you Anne. The Good Mineral has legs! We just need to fund the digital marketing drive so that more of our customers find us. 7:37 AM

Hi again, are you happy with your digital marketing team? In my business

4:12

< 28 [redacted]

Hi again, are you happy with your digital marketing team? In my business portfolio is a marketing firm that has a specialty person focused on influencer marketing/digital marketing for beauty brands. 8:20 PM

Hi Anne, would love to meet them. 10:50 PM

Plan to engage better digital marketers with the raise! 11:13 PM

Quick question : Alex's email suggests I need to complete your application form for funding. Is that the case? If you do decide to fund will you be happy to go through the WeFunder channel on the terms I've specified? 11:14 PM

Sat, 05 Oct

Yes, it's the way to capture your intake information for the fund. Alex is familiar with WeFunder and understands the nuances here. 12:38 AM

You
Hi Anne, would love to meet them.

May I make an email introduction now?

4:12

< 28 [redacted]

Yes, it's the way to capture your intake information for the fund. Alex is familiar with WeFunder and understands the nuances here. 12:38 AM

You
Hi Anne, would love to meet them.

May I make an email introduction now?

And I can't help but to future cast for when the time comes, I have a print partner for when you're in retail store end caps... they currently print for other Ulta and Sephora brands now 😌 12:41 AM

Anne Descalzo EY WW USA
May I make an email introduction now?

And I can't help but to future cast for when the...

Yes please! 👍👍 thank you 3:53 AM

Wed, 09 Oct

You got it!! I will intro you to Kierstan now 8:27 PM

Hi Anne I've completed the forms and set up a meeting with Coleman but his earliest slot is the 28th! 8:50 PM